July 11, 2024

Anthony Colucci
Chief Financial Officer
Alta Equipment Group Inc.
13211 Merriman Road
Livonia, MI 48150

       Re: Alta Equipment Group Inc.
           Form 10-K Fiscal Year Ended December 31, 2023
           File No. 001-38864
Dear Anthony Colucci:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Consolidated Statements of Cash Flows for the Years Ended December 31, 2023 and 2022, page
44

1. Please explain to us the basis for your balance sheet and cash flow statement classification of inventory and rental equipment, including purchases and sales of, and transfers between, inventory and rental equipment. Please be detailed in your response and address circumstances that may result in transactions being classified differently. As part of your response please describe the nature of your transactions, such as the typical time equipment is rented prior to sale (if known), the predominant source of use of the cash flows derived from equipment that is first rented and later sold, and any other factors affecting classification.
2. Please explain your consideration of presenting cash receipts from borrowings and cash outflows for payments on your manufacturing floor plans payable on a gross basis for the year ended December 31, 2023. Refer to ASC 230-10-45-7 through ASC 230-10-45-9.
 July 11, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services